UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

15/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) will be relying on the order issued by the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the effects of coronavirus disease 2019 (COVID-19) (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

Starting from early 2020, to contain the spread of COVID-19, the Chinese government took a number of cautionary measures, which included, among others, extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging people to work remotely from home and cancelling public activities. The Company’s employees and its business associates were required to work remotely from home since February 2020 and began to work in alternating shifts with a very limited capacity since late March 2020. The restrictions on the access to the Company’s facilities and the quarantine measures have significantly impeded the Company’s internal financial staff from completing the financial statements and related materials necessary for audit in time. These, in turn, have hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

In light of the COVID-19 outbreak and the containment measures implemented in China, the Company has revised its schedule for the Annual Report to reflect the foregoing developments. As of the date of this filing, the Company expects, in reliance on the Order, to file the Annual Report with the SEC no later than 45 days after April 30, 2020.

Additional Risk Factor

The Company intends to supplement the following risk factor in the Annual Report:

The Company’s business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The Company’s results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy.

Government efforts to contain the spread of COVID-19 through city lockdowns or “stay-at-home” orders, widespread business closures, restrictions on travel and emergency quarantines, among others, have caused significant and unprecedented disruptions to the global economy and normal business operations across sectors and countries. Many businesses and social activities in China and other countries and regions were severely disrupted. Such disruption and the potential slowdown of China’s economy in 2020 and beyond could have a material adverse effect on the Company’s business, results of operations and financial condition. Moreover, if the outbreak persists or escalates, the Company may be subject to further negative impact on its business operations.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding the development of the COVID-19 pandemic and its impact on the Company’s business operations. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management's current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: April 28, 2020	By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer